Exhibit 99.2

SUBSCRIPTION AGREEMENT FOR COMMON SHARES

NOVAGOLD RESOURCES INC.

**THE COMMON SHARES BEING OFFERED FOR SALE MAY ONLY BE
PURCHASED BY ELIGIBLE PURCHASERS**

IMPORTANT

The following items in this Subscription Agreement have been completed (please initial each applicable box):

☐   All Purchaser information, as applicable, in the boxes on pages 1 to 4 hereof.

☐   Unless other arrangements acceptable to the Company have been made, a wire transfer (which includes any wire transfer fee) payable as outlined in Section 10 hereof.

A completed and executed copy of this Subscription Agreement, including the items required to be completed as set out above, must be delivered, **by no later than 4:00 p.m. (Denver time) on May 7, 2025, to NOVAGOLD RESOURCES INC.** 201 South Main Street, Suite 400, Salt Lake City, Utah 84111, United States of America, Attention: Peter Adamek (Email: peter.adamek@novagold.com).

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT – COMMON SHARES

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<tr><td></td><td>Subscription No.</td></tr>
</table>

TO: **NOVAGOLD RESOURCES INC.** (the "**Company**")

The undersigned (the "**Purchaser**"), on its own behalf, and, if applicable, on behalf of a principal for whom it is acting hereunder, hereby irrevocably subscribes for and agrees to purchase from the Company the number of common shares in the capital of the Company (the "**Common Shares**") set forth below for the aggregate subscription price set forth below, representing a subscription price of US$3.75 (the "**Subscription Price**") per Common Share (such number of Common Shares, the "**Purchased Shares**"). This subscription plus the attached terms and conditions (the "**Terms and Conditions**") are collectively referred to as the "**Subscription Agreement**". The Purchaser and the Company agree to be bound by the Terms and Conditions and agrees that the Purchaser, the Company, and their respective counsel, may rely upon the covenants, representations and warranties contained in this Subscription Agreement.

SUBSCRIPTION AND SUBSCRIBER INFORMATION

Please print all information (other than signatures), as applicable, in the space provided below.

Electrum Strategic Resources L.P. (acting by its general partner, Electrum Strategic Management LLC) *(Name of Beneficial Purchaser - please print)*	**Number of Purchased Shares** 13,333,334 **Aggregate Subscription Price (US$)** $50,000,002.50
By: */s/* Michael H. Williams *Authorized Signature*	**If the person signing this subscription is not purchasing, nor deemed by applicable securities regulation to be purchasing, as principal and is signing as agent for one or more principals, complete the following for each such principal (attach additional pages if required):**
Managing Director *(Official capacity or title – please print)*	
Michael H. Williams *Please print name of individual whose signature appears above if different than the name of the beneficial purchaser printed above.*	N/A *Please print name of individual whose signature appears above if different than the name of the beneficial purchaser printed above.*
600 Fifth Ave., 24th Fl., New York, NY 10020 *(Beneficial Purchaser's address of residence)*	_____ *(Agent's address of residence, if applicable)*
[intentionally omitted] *(Beneficial Purchaser's email)*	_____ *(Agent's email, if applicable)*
_____ *(Beneficial Purchaser's telephone number)*	_____ *(Agent's telephone number, if applicable)*
If purchasing as an agent for a disclosed principal ("Disclosed Principal") and not deemed to be purchasing as a principal under the applicable securities legislation:	

```
Name of Disclosed Principal (please print)

Disclosed Principal's Address, including province:


Telephone Number: _____

E-mail Address: _____
```

The Company is hereby directed to issue and register the certificate(s) or Direct Registration System ("**DRS**") Advise(s), as applicable, representing the Purchased Shares and deliver them, as follows:

Registration Instructions:	**Delivery Instructions:**
As above ☒ or	As above ☒ or
Name [Please Print]	_Account reference, if applicable_
Account reference, if applicable	_Contact Name [Please Print]_
Address	_Address_
	(Telephone Number)
	(E-mail Address)

Evidence of Ownership of Shares

The Purchaser elects to receive either _[check appropriate box]_:

☒ DRS Advice Statement(s) representing the Purchased Shares;
☐ Physical Share Certificate(s) representing the Purchased Shares.

In the event you do not select one of the boxes above, you will be deemed to have selected to receive a DRS Advice for your Purchased Shares.

Additional Purchaser Information

Present Ownership of Securities

The Purchaser either *[check appropriate box]:*

☐   <u>does not own</u>, directly or indirectly, or exercise control or direction over, any Common Shares or securities convertible into Common Shares; or

☒   owns directly or indirectly, or exercises control or direction over, 79,569,479 Common Shares and convertible securities entitling the Purchaser to acquire an additional 6,375,000 Common Shares.

Insider Status

The Purchaser either *[check appropriate box]:*

☒   is an "Insider" of the Company as defined in the *Securities Act* (British Columbia), namely: "**Insider**" means:

    (a) a director or an officer of the Company;

    (b) a director or an officer of a person that is itself an insider or subsidiary of the Company;

    (c) a person that has beneficial ownership of, or control or direction over, directly or indirectly, or a combination of beneficial ownership of, and control or director over, directly or indirectly, securities of the Company carrying more than 10% of the voting rights attached to all of the Company's outstanding securities, excluding, for the purpose of the calculation of the percentage held, any securities held by the person as underwriter in the course of a distribution;

    (d) the Company itself if it holds any of its own securities;

    (e) a person designated as an insider un an order made under Section 3.2 of the *Securities Act* (British Columbia); or

    (f) a person that is in a prescribed class of persons.

☐   is not an Insider of the Company.

Registrant Status

The Purchaser either *[check appropriate box]*:

☐   is a "registrant" as defined in the *Securities Act* (British Columbia), namely: "**registrant**" means a person that is registered or is required to be registered under the *Securities Act* (British Columbia) because that person:

    (a) trades in a security or exchange contract;

    (b) acts as an adviser;

    (c) acts as an investment fund manager; or

    (d) acts as an underwriter; or

☒   is not a registrant.

NOVAGOLD RESOURCES INC. accepts the subscription set forth above this 7th day of May, 2025.

/s/ Peter Adamek
_____
Authorized Signatory

TERMS AND CONDITIONS
OF PRIVATE PLACEMENT OF COMMON SHARES

1. Subscription

The Purchaser hereby subscribes for and agrees to purchase from NOVAGOLD RESOURCES INC. (the "**Company**") that number of common shares in the capital of the Company (the "**Common Shares**") set forth on page 1 of this Subscription Agreement (the "**Purchased Shares**"). The Purchaser acknowledges that this subscription forms part of a larger offering by the Company of up to 72,201,353 Common Shares at a price of US$3.75 per Common Share for gross proceeds of up to US$270,755,073.75, comprised of (i) up to 17,173,853 Common Shares at a price of US$3.75 per Common Share offered on a "private placement" basis (the "**Private Placement**"); and (ii) up to 55,027,500 Common Shares (including the over-allotment option) at a price of US$3.75 per Common Share offered on a public underwritten basis (the "**Public Offering**", and together with the Private Placement, the "**Offering**").

Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the underwriting agreement dated May 7, 2025 among the Company, Citigroup Global Markets Inc. and RBC Capital Markets, LLC, as representatives of the several underwriters named in Schedule II of the underwriting agreement (the "**Underwriters**") entered into in connection with the Public Offering.

2. Conditions of Purchase

2.1 The Purchaser and the Company acknowledge that the obligation of the parties to this Subscription Agreement to consummate the Closing is subject to, among other things, the conditions that on or prior to the Closing Date:

(a) the Company shall have received an exemption from the NYSE American Stock Exchange ("**NYSE American**") pursuant to the terms of Section 110 of the NYSE American Company Guide, pursuant to which the Private Placement shall be exempt from the listing standards of NYSE American, including, without limitation, Section 712 and Section 713 of the NYSE American Company Guide;

(b) the Company shall have received approval from the TSX as to the transactions contemplated by this Subscription Agreement;

(c) the Purchased Shares shall have been conditionally approved for listing on the NYSE American and for listing and posting on the TSX, subject only to the satisfaction by the Company of customary conditions imposed thereby in similar circumstances;

(d) all other necessary regulatory approvals shall have been obtained by the Company;

(e) no suspension of the qualification of the Purchased Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;

(f) no governmental authority or applicable self-regulatory organization (including any of the Exchanges) shall have enacted, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation which is then in effect and has the effect of making the consummation of the transactions contemplated hereby illegal or otherwise restraining or prohibiting consummation of the transactions contemplated hereby and no such governmental authority shall have instituted or threatened in writing a proceeding seeking to impose any such restriction or prohibition; and

(g)   The offer, sale and issuance of the Purchased Shares shall be exempt from the prospectus and registration requirements of any and all applicable securities laws.

2.2   The Purchaser acknowledges that the Company's obligation to sell the Purchased Shares to the Purchaser is subject to, among other things, the conditions that:

(a)   the Purchaser duly completes, executes and returns to the Company this subscription, together with all documents required by applicable securities laws, the Toronto Stock Exchange (the "**TSX**", and together with NYSE American, the "**Exchanges**") and NYSE American for delivery to the Company on behalf of the Purchaser, by no later than 4:00 p.m. (Denver time) on May 7, 2025 to NOVAGOLD RESOURCES INC., 201 South Main Street, Suite 400, Salt Lake City, Utah 84111, United States of America, Attention: Peter Adamek (Email: peter.adamek@novagold.com);

(b)   unless other arrangements acceptable to the Company have been made, payment has been made by the Purchaser of the Subscription Price as set out in Section 10 hereof;

(c)   the Public Offering shall have closed prior to or concurrently with the Private Placement; and

(d)   the representations, warranties and certifications of the Purchaser in this Subscription Agreement, shall be true and correct in all material respects as of the date hereof and as of the Closing Date.

2.3   The Company acknowledges that the Purchaser's obligation to purchase the Purchased Shares from the Company is subject to, among other things, the conditions (which may be waived by the Purchaser in its sole discretion) that:

(a)   Certificate(s) or Direct Registration System ("**DRS**") Advice(s), as applicable, representing the Purchased Shares have been delivered to the Company, on behalf of the Purchaser, in accordance with Section 3 of this Subscription Agreement;

(b)   the representations, warranties and certifications of the Company in this Subscription Agreement are true and correct when made and being true and correct as of the date hereof and as of the Closing Date;

(c)   the Public Offering shall have closed prior to or concurrently with the Private Placement; and

(d)   the Company shall have performed, satisfied and complied with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to the Closing.

2.4   If Closing does not occur by the Closing Date, any cheques or other forms of payment delivered to the Company representing the Subscription Amount (as defined below) will be promptly returned to the Purchaser without interest or deduction.

3.   Closing

Purchase and sale of the Purchased Shares (the "**Closing**") shall be completed through electronic means on the closing date of the Public Offering or as soon thereafter as practicable following receipt of the TSX and NYSE American approvals (the "**Closing Date**"), or at such other places, times or dates as may be agreed upon by the Company and the Purchaser. The Purchaser appoints the Company to receive, on the

Purchaser's behalf, the certificate(s) or DRS Advice(s), as applicable, representing the Purchased Shares on Closing. The Company shall, immediately following Closing, deliver the Purchased Shares to the Purchaser in accordance with the delivery instructions set forth on page 1 of this Subscription Agreement.

4.   Purchaser's Representations, Warranties and Covenants

The Purchaser (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Purchaser is contracting hereunder) represents and warrants to, and covenants with, the Company (and acknowledges that the Company is relying on such representations, warranties and covenants), which representations, warranties and covenants shall survive the Closing, that as at the execution date of this Subscription Agreement and the Closing Date:

4.1   The Purchaser is resident in the jurisdiction set forth in the "Address of Residence" set out on page 1 of this Subscription Agreement.

4.2   The Purchaser (i) is duly organized, validly existing and in good standing under the laws of its jurisdiction, (ii) has the requisite power and authority to execute and deliver this Subscription Agreement and perform its obligations under this Subscription Agreement.

4.3   This Subscription Agreement has been duly authorized, executed and delivered by the Purchaser, and (assuming the due authorization, execution and delivery of the same by the Company), this Subscription Agreement shall constitute the valid and legally binding obligation of the Purchaser, enforceable against the Purchaser in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, fraudulent conveyance, moratorium and similar laws affecting creditors generally and by the availability of equitable remedies.

4.4   The Purchaser, and if applicable, each Disclosed Principal, is an "accredited investor" as defined in Rule 501(d) of Regulation D, promulgated by the Commission under the Securities Act of 1933, as amended ("**1933 Act**").

4.5   The Purchaser, and if applicable, each Disclosed Principal, is not resident in Canada.

4.6   The Purchaser acknowledges that the Purchaser has such knowledge and experience in business, financial, investment and banking matters, such that (i) such Purchaser is capable of evaluating the merits, risks and advisability of an investment in the Purchased Shares, and (ii) such Purchaser recognizes and appreciates the highly speculative nature of an investment in the Purchased Shares.

4.7   The Purchaser is purchasing the Purchased Shares as principal or is deemed to be purchasing as principal in accordance with applicable securities laws, solely for the Purchaser's own account and not for the account of any other person, except, if applicable, for the account of one or more persons with respect to which the Purchaser exercises investment discretion, for investment only and not with a view to resale or distribution in violation of applicable United States federal or state securities laws, and in particular, neither it nor any beneficial purchaser for whose account it is purchasing the Purchased Shares has any intention to distribute either directly or indirectly any of the Purchased Shares in the United States unless such Purchased Shares are registered under the 1933 Act and any applicable state securities laws, or in reliance on and pursuant to an exemption from such requirements.

4.8   The Purchaser understands that the Purchased Shares (i) have not been and will not be registered under the 1933 Act or the securities laws of any state of the United States, (ii) that the purchase and sale contemplated hereby is being made in reliance on an exemption from registration pursuant to Section 4(a)(2) of and/or Rule 506(b) under the 1933 Act based in part upon the Purchaser's representations contained herein, including without limitation that the Purchaser is an "accredited investor" within the meaning of Rule 501(a) of Regulation D under the 1933 Act, and (iii) that the Purchased Shares may not be offered or sold, directly or indirectly, to, or for the account or benefit of, a person in the United States except pursuant to registration under the 1933 Act and the securities laws of all applicable states or available exemptions therefrom.

4.9   The Purchaser is a Company Covered Person (as defined below). No "bad actor" disqualifying event described in Rule 506(d)(1)(i)-(viii) of the 1933 Act (a "**Disqualification Event**") is applicable to the Purchaser.

4.10   The Purchaser is aware that no prospectus has been prepared or filed by the Company with any securities commission or similar authority in connection with the offering of the Purchased Shares contemplated hereby, and that:

(a)   the Purchaser may be restricted from using most of the civil remedies available under applicable securities laws in Canada;

(b)   the Purchaser may not receive information that would otherwise be required to be provided under applicable securities laws and the Company is relieved from certain obligations that would otherwise be required to be given if a prospectus were provided under applicable securities laws in connection with the Private Placement; and

(c)   the issuance and sale of the Purchased Shares to the Purchaser is subject to such sale being exempt from the requirements of applicable securities laws as to the filing of a prospectus.

4.11   No prospectus or offering memorandum within the meaning of applicable securities laws or any other document purporting to describe the business and affairs of the Company has been delivered to the Purchaser in connection with the Private Placement.

4.12   No person has made to the Purchaser any written or oral representation;

(a)   that any person will resell or repurchase any of the Purchased Shares;

(b)   that any person will refund all or any part of purchase price of the Purchased Shares; or

(c)   as to the future price or value of any of the Purchased Shares.

4.13   Except for the Purchaser's knowledge regarding the Offering and its subscription for Purchased Shares hereunder, none of the Purchased Shares are being purchased by the Purchaser with knowledge of any material fact about the Company that has not been generally disclosed.

4.14   To the Purchaser's knowledge, the funds representing the aggregate Subscription Price in respect of the Purchased Shares which will be advanced by or on behalf of the Purchaser to the Company hereunder do not represent proceeds of crime for the purposes of the *Proceeds of Crime (Money Laundering) and Terrorist Financing Act* (Canada) (for the purposes of this Section 4.16 the "**PCMLTFA**") and the Purchaser acknowledges and agrees that the Company may be required by law to provide the securities regulators with a list setting forth the identities of the beneficial purchasers of the Purchased Shares, or disclosure pursuant to the PCMLTFA. Notwithstanding that the Purchaser may be purchasing the Purchased Shares as agent on behalf of an undisclosed principal, the Purchaser agrees to provide, on request, particulars as to the identity of such undisclosed principal as may be required by the Company in order to comply with the foregoing. To the best of the Purchaser's knowledge (a) none of the subscription funds provided by or on behalf of the Purchaser (i) have been or will be derived directly or indirectly from or related to any activity that is deemed criminal under the laws of Canada, the United States, or any other jurisdiction, or (ii) are being tendered on behalf of a person or entity who has not been identified to the Purchaser and, (b) the Purchaser will promptly notify the Company if the Purchaser discovers that any of such representations cease to be true, and shall provide the Company with appropriate information in connection therewith.

5. Purchaser's Acknowledgments

5.1   The Purchaser acknowledges and agrees (on its own behalf and, if applicable, on behalf of each beneficial purchaser for whom the Purchaser is contracting hereunder) with the Company (which acknowledgements and agreements shall survive the Closing) that:

(a)   The representations, warranties, covenants and acknowledgements of the Purchaser contained in this Subscription Agreement, and in any appendices or other documents or materials executed and delivered by the Purchaser hereunder, are made by the Purchaser with the intent that they may be relied upon by the Company and its professional advisors in determining the Purchaser's eligibility to purchase the Purchased Shares. The Purchaser further agrees that by accepting the Purchased Shares the Purchaser shall be representing and warranting that the foregoing representations and warranties are true as at the Closing with the same force and effect as if they had been made by the Purchaser at the Closing and that they shall survive the purchase by the Purchaser of the Purchased Shares and shall continue in full force and effect for a period of two (2) years following Closing notwithstanding any subsequent disposition by the Purchaser of the Purchased Shares. The Purchaser undertakes to promptly notify the Company of any change in any statement or other information relating to the Purchaser set forth herein that takes place prior to the Closing Date.

(b)   The Purchaser acknowledges being notified that if the Purchaser is resident or otherwise subject to the applicable securities legislation of a jurisdiction in Canada: (i) the Company will deliver to the applicable securities regulatory authority or regulator certain personal information pertaining to the Purchaser, including such Purchaser's full name, residential address and telephone number, email address, the number of Purchased Shares purchased by such Purchaser, the total purchase price paid for such Purchased Shares the prospectus exemption relied on and the date of distribution of the Purchased Shares, (ii) such information is being collected indirectly by the applicable securities regulatory authority or regulator under the authority granted to it in securities legislation, (iii) such information is being collected for the purposes of the administration and enforcement of the securities legislation of the local Canadian jurisdiction, and (iv) the Purchaser may contact the public officials listed on Schedule B with respect to questions about the security regulatory authority's or regulator's indirect collection of such information.

(c)   The Purchaser acknowledges and consents to the collection, use and disclosure of personal information, including information provided by the Purchaser on the cover page, by the Exchanges and their affiliates, authorized agents, subsidiaries and divisions, including the Exchanges for the following purposes: (i) to verify personal information that has been provided about each individual, (ii) to provide disclosure to market participants as to the security holdings of directors, officers, other insiders and promoters of the issuer or its associates or affiliates, (iii) to conduct enforcement proceedings, and (iv) to perform other investigations as required by and to ensure compliance with all applicable rules, policies, rulings and regulations of the Exchanges, Securities Laws and other legal and regulatory requirements governing the conduct and protection of the public markets in Canada and the United States. As part of this process, the Purchaser further acknowledges that the

Exchanges also collect additional personal information from other sources, including but not limited to, securities regulatory authorities in Canada, the United States or elsewhere, investigative, law enforcement or self-regulatory organizations, regulations services providers and each of their subsidiaries, affiliates, regulators and authorized agents, to ensure that the purposes set out above can be accomplished. The personal information collected by the Exchanges may also be disclosed (i) to the aforementioned agencies and organizations or as otherwise permitted or required by law and may be used for the purposes described above for their own investigations, and (ii) on the Exchanges' websites or through printed materials published by or pursuant to the directions of the Exchanges. The Exchanges may from time to time use third parties to process information and/or provide other administrative services and may share information with such third party services providers.

(d) The Purchaser is aware that the Private Placement is not subject to a minimum aggregate subscription amount, and the Company may close the Private Placement for less than the maximum aggregate amount indicated or may increase the size of the Private Placement.

6. Legending of Securities and Registration Rights

6.1 The Purchaser acknowledges that the Purchased Shares will have attached to them whether through an ownership statement issued under the DRS or other electronic book-entry system, or on certificates that may be issued, as applicable, a legend setting out the resale restrictions under applicable TSX rules and Canadian securities laws substantially in the following form and with the information completed:

> **"UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE [INSERT THE DATE THAT IS FOUR MONTHS AND ONE DAY AFTER THE CLOSING DATE.]"**

> **"THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE (THE "TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT "GOOD DELIVERY" IN SETTLEMENT OF TRANSACTIONS ON THE TSX".**

6.2 The Purchaser acknowledges that the Purchased Shares have not been registered under the 1933 Act or the securities laws of any state of the United States. The Purchased Shares may not be reoffered or resold to a person in the United States unless registered in accordance with United States federal securities laws and all applicable state securities laws or exemptions from such requirements are available, and, until such securities are registered under the 1933 Act, the certificates representing the Purchased Shares shall bear the legend set forth below:

> **"THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "ACT") OR UNDER ANY APPLICABLE STATE SECURITIES LAW AND MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED, UNLESS AND UNTIL REGISTERED UNDER THE ACT OR, IN THE OPINION OF COUNSEL SATISFACTORY TO THE ISSUER OF THESE SECURITIES OR SUCH**

OTHER EVIDENCE AS IS SATISFACTORY TO THE ISSUER, SUCH OFFER, SALE OR TRANSFER, PLEDGE OR HYPOTHECATION OTHERWISE COMPLIES WITH THE ACT AND SUCH STATE LAWS."

6.3 The Company hereby grants to the Purchaser, with respect to the Purchased Shares, the registration rights equivalent to, and subject to the provisions of, those contained in Section 9 of the Backstop Agreement and such terms are hereby incorporated by referenced herein (*mutatis mutandis*). "**Backstop Agreement**" means that certain backstop agreement, dated April 22, 2025, between the Company, Electrum Strategic Resources L.P., Paulson Advantage Plus Master Ltd., Paulson Partners LP, and Kopernik Global Investors, LLC, on behalf of in-vestment funds and accounts managed by it.

7. Company's Representations and Warranties

7.1 The Company hereby represents and warrants to the Purchaser that:

(a) the Company is a valid and subsisting corporation duly continued and in good standing under the laws of British Columbia;

(b) the Company has complied, or will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Purchased Shares;

(c) the Company is in compliance in all material respects with its timely and continuous disclosure obligations under applicable securities laws, and to the knowledge of the Company, each of the documents filed by or on behalf of the Company with any securities regulatory authority or commission, did not contain a misrepresentation, determined as at the date of filing, which has not been corrected by the public filing of a subsequent document by the Company;

(d) this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the Company and constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms;

(e) the creation, issuance and sale of the Purchased Shares by the Company does not and will not conflict with, and does not and will not result in a breach of, any of the terms, conditions or provisions of its constating documents or any material agreement or instrument to which the Company is a party;

(f) during the six-months preceding the date hereof (but after giving effect to the issuance of the Purchased Shares) the Company has not issued Common Shares (or securities convertible into or exchangeable for Common Shares) to insiders of the Company (within the meaning of the rules of the TSX), including pursuant to this Subscription Agreement and the Private Placement, in excess of 10% of the outstanding Common Shares (on a non-diluted basis) as of prior to the date of closing of the first such issuance of Common Shares (or securities convertible into or exchangeable for Common Shares) during such six-month period;

(g) it is not necessary, in connection with the offer and sale of the Purchased Shares, in the manner contemplated by this Subscription Agreement, to register such offer or sale of the Purchased Shares under the 1933 Act, and such offer and sale will not be integrated with the Public Offering. The Purchased Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under, or in a distribution in violation of, the 1933 Act or any state securities laws. No Disqualification Event is applicable to the Company or any Company Covered Person. "Company Covered Person" means, with respect to the Company as an "issuer" for purposes of Rule 506 promulgated under the 1933 Act, any person listed in the first paragraph of Rule 506(d)(1);

(h)   to the Company's knowledge, no order ceasing or suspending trading in the securities of the Company or prohibiting the sale of such securities that has been issued is currently outstanding to the Company or its directors, officers or promoters and no investigations or proceedings for such purposes are pending or threatened;

(i)   the Company shall reserve or set aside sufficient shares in its treasury to issue the Purchased Shares;

(j)   the Company is not an Ineligible Issuer (as defined in Rule 405 of the 1933 Act);

(k)   each of the Company and its subsidiaries has been duly incorporated or organized, as applicable, and is validly existing as a corporation or limited liability company, as applicable, in good standing under the laws of the jurisdiction in which it is chartered or organized, as applicable, with full corporate or limited liability company, as applicable, power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Disclosure Package and the Final Prospectus, and is duly qualified to do business as a foreign corporation or limited liability company, as applicable, and is in good standing under the laws of each jurisdiction which requires such qualification, except where the failure to so qualify or be in good standing would not reasonably be expected to have a Material Adverse Effect (as defined below);

(l)   all the outstanding shares of capital stock or membership interests, as applicable, of each subsidiary have been duly and validly authorized and issued and are fully paid and non-assessable, and, except as otherwise set forth in the Disclosure Package and the Final Prospectus, all outstanding shares of capital stock or membership interests, as applicable, of the subsidiaries are owned by the Company either directly or through wholly owned subsidiaries free and clear of any perfected security interest or any other security interests, claims, liens or encumbrances;

(m)   the Company is not and, after giving effect to the offering and sale of the Purchased Shares and the application of the proceeds thereof as described in the Disclosure Package and the Final Prospectus, will not be an "investment company" as defined in the *Investment Company Act of 1940*, as amended;

(n)   none of the issue and sale of the Purchased Shares, the consummation of any other of the transactions herein contemplated, or the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of its subsidiaries pursuant to, (i) the charter, by-laws or other organizational documents of the Company or any of its subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of its subsidiaries is a party or bound or to which its or their property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of its subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the

Company or any of its subsidiaries or any of its or their properties, except in the case of clauses (ii) and (iii), for any such conflicts, breaches, violations, liens, charges or encumbrances as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(o)   no holders of securities of the Company have rights to the registration of such securities under the Registration Statement other than pursuant to (i) the Backstop Agreement, and (ii) that certain Registration Rights Agreement dated as of January 21, 2009 between the Company and Electrum Strategic Resources LLC, and the holders of outstanding capital stock of the Company are not entitled to statutory preemptive or other similar contractual rights to subscribe for the Purchased Shares;

(p)   no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries or its or their property is pending or, to the knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Subscription Agreement, the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and its subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business (a "**Material Adverse Effect**"), except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(q)   each of the Company and each of its subsidiaries owns or leases all such properties as are necessary to the conduct of its operations as presently conducted, except as would not reasonably be expected to have a Material Adverse Effect;

(r)   neither the Company nor any subsidiary is in violation or default of (i) any provision of its charter, by-laws or other organizational documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or such subsidiary or any of its properties, as applicable, except in the case of clauses (ii) and (iii), for any such violations or defaults as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect;

(s)   there are no stamp duties, fees, registration or documentary taxes, duties or other similar charges payable under Canadian or United States federal law or the laws of any state, province or any political subdivision thereof in connection with: (i) the execution and delivery of this Subscription Agreement; or (ii) the issuance by the Company of the Purchased Shares;

(t)   the Company and each of its subsidiaries have filed all tax returns that are required to be filed or have requested extensions thereof (in any case except (i) where the failure to so file would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect or (ii) as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto)) and have paid all taxes (whether or not shown as due on such tax returns) required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with generally accepted accounting principles or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(u)   no labor problem or dispute with the employees of the Company or any of its subsidiaries exists or, to the knowledge of the Company, is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its or its subsidiaries' principal suppliers, contractors or customers, that would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(v)   the Company and each of its subsidiaries are insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as the Company reasonably believes are prudent and customary in the businesses in which they are engaged; all policies of insurance insuring the Company or any of its subsidiaries or their respective businesses, assets, employees, officers and directors are in full force and effect; the Company and its subsidiaries are in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company or any of its subsidiaries under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; neither the Company nor any such subsidiary has been refused any insurance coverage sought or applied for; and neither the Company nor any such subsidiary has any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(w)   no subsidiary of the Company is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such subsidiary's capital stock or membership interests, as applicable, from repaying to the Company any loans or advances to such subsidiary from the Company or from transferring any of such subsidiary's property or assets to the Company or any other subsidiary of the Company, except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(x)   the Company and its subsidiaries possess all licenses, certificates, permits and other authorizations issued by all applicable authorities necessary to conduct their respective businesses, except where the failure to possess any such license, certificate, permit or other authorization would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, and neither the Company nor any such subsidiary has received any notice of proceedings relating to the revocation or modification of any such certificate, authorization or permit which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(y)   the Company and each of its subsidiaries maintain a system of internal accounting controls designed to, and which the Company believes is sufficient to, provide reasonable assurance that (i) transactions are executed in accordance with management's general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management's general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company's and its subsidiaries' internal controls over financial reporting are effective and the Company and its subsidiaries are not aware of any material weakness in their internal controls over financial reporting;

(z)   the Company and its subsidiaries maintain "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the 1933 Act), and such disclosure controls and procedures are effective;

(aa)   the Company has not taken, directly or indirectly (disregarding any actions by the Underwriters), any action designed to or that would constitute or that would reasonably be expected to cause or result in, under the 1933 Act or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Purchased Shares;

(bb)   the Company and its subsidiaries (i) are in compliance with any and all applicable foreign, federal, state and local laws, rules, judgments, decrees, orders and regulations relating to pollution, the protection of human health and safety, the environment, natural resources or the generation, use, disposal or release of, or human exposure to, hazardous or toxic substances or wastes, pollutants or contaminants ("**Environmental Laws**"), (ii) have received and are in compliance with all permits, licenses or other approvals required of them under applicable Environmental Laws to conduct their respective businesses as currently operated and (iii) have not received notice of any actual or potential liability under, or violation of, any Environmental Laws, except where such non-compliance with Environmental Laws, failure to receive required permits, licenses or other approvals, or liability would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, or as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto). Except as set forth in the Disclosure Package and the Final Prospectus, (I) neither the Company nor any of the subsidiaries has been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended, except as would not, individually or in the aggregate, have a Material Adverse Effect, (II) there are no proceedings that are pending, or that are known to be contemplated, against the Company or any of its subsidiaries under any Environmental Laws in which a government authority is also a party, other than such proceedings regarding which it is reasonably believed no monetary sanctions of US$300,000 or more will be imposed, (III) to the knowledge of the Company and its subsidiaries, there are no facts or issues regarding compliance with Environmental Laws, or liabilities or other obligations under Environmental Laws or concerning hazardous or toxic substances or wastes, pollutants or contaminants, that would reasonably be expected to have a Material Adverse Effect, and (IV) neither the Company nor any of its subsidiaries anticipates material capital expenditures relating to any Environmental Laws that would reasonably be expected to have a Material Adverse Effect;

(cc)   In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company and its subsidiaries, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, reasonably be expected to have a Material Adverse Effect, except as set forth in or contemplated in the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereto);

(dd)   none of the following events has occurred or exists: (i) a failure to fulfill the obligations, if any, under the minimum funding standards of Section 302 of the *United States Employee Retirement Income Security Act of 1974*, as amended ("**ERISA**"), and the regulations and published interpretations thereunder with respect to a Plan, determined without regard to any waiver of such obligations or extension of any amortization period; (ii) an audit or investigation by the Internal Revenue Service, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other federal or state governmental agency or any foreign regulatory agency with respect to the employment or compensation of employees by any of the Company or any of its subsidiaries that would reasonably be expected to have a Material Adverse Effect; (iii) any breach of any contractual obligation, or any violation of law or applicable qualification standards, with respect to the employment or compensation of employees by the Company or any of its subsidiaries that would reasonably be expected to have a Material Adverse Effect. None of the following events has occurred or is reasonably likely to occur: (i) a material increase in the aggregate amount of contributions required to be made to all Plans in the current fiscal year of the Company and its subsidiaries compared to the amount of such contributions made in the most recently completed fiscal year of the Company and its subsidiaries (other than increases in the ordinary course resulting from an increase in the number of eligible participants in such Plans or increases resulting from increased participation by eligible participants in such Plans); (ii) a material increase in the "accumulated post-retirement benefit obligations" (within the meaning of Statement of Financial Accounting Standards 106) of the Company and its subsidiaries compared to the amount of such obligations in the most recently completed fiscal year of the Company and its subsidiaries; (iii) any event or condition giving rise to a liability under Title IV of ERISA that would reasonably be expected to have a Material Adverse Effect; or (iv) the filing of a claim by one or more employees or former employees of the Company or any of its subsidiaries related to their employment that would reasonably be expected to have a Material Adverse Effect. For purposes of this paragraph, the term "**Plan**" means a plan (within the meaning of Section 3(3) of ERISA) subject to Title IV of ERISA with respect to which the Company or any of its subsidiaries may have any liability;

(ee)   there is and has been no failure on the part of the Company and any of the Company's directors or officers, in their capacities as such, to comply with any provision of the *Sarbanes-Oxley Act of 2002*, as amended, and the rules and regulations promulgated in connection thereunder (the "**Sarbanes-Oxley Act**"), including Section 402 relating to loans and Sections 302 and 906 relating to certifications;

(ff)   neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee, affiliate or other person acting on behalf of the Company or any of its subsidiaries is aware of or has taken any action, directly or indirectly, that could result in a violation or a sanction for violation by such persons of the *Foreign Corrupt Practices Act of 1977*, the *Corruption of Foreign Public Officials Act of 1999* or the *U.K. Bribery Act 2010*, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder; and the Company and its subsidiaries have instituted and maintain policies and procedures designed to, and which the Company believes are sufficient to, ensure compliance therewith. No part of the proceeds of the offering will be used, directly or indirectly, in violation of the Foreign Corrupt Practices Act of 1977, the *Corruption of Foreign Public Officials Act* of 1999 or the *U.K. Bribery Act 2010*, each as may be amended, or similar law of any other relevant jurisdiction, or the rules or regulations thereunder;

(gg)   the operations of the Company and its subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any governmental agency (collectively, the "**Money Laundering Laws**") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its subsidiaries with respect to the Money Laundering Laws is pending or, to the knowledge of the Company, threatened;

(hh)   neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries (i) is, or is controlled or 50% or more owned in the aggregate by or is acting on behalf of, one or more individuals or entities that are currently the subject of any sanctions administered or enforced by the United States (including any administered or enforced by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or the Bureau of Industry and Security of the U.S. Department of Commerce), the United Nations Security Council, the European Union, a member state of the European Union (including sanctions administered or enforced by His Majesty's Treasury of the United Kingdom) or other relevant sanctions authority (collectively, "**Sanctions**" and such persons, "**Sanctioned Persons**" and each such person, a "**Sanctioned_Person**"), (ii) is located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (collectively, "**Sanctioned Countries**" and each, a "**Sanctioned Country**") or (iii) will, directly or indirectly, use the proceeds of this offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other individual or entity in any manner that would result in a violation of any Sanctions by, or could result in the imposition of Sanctions against, any individual or entity (including any individual or entity participating in the offering, whether as underwriter, advisor, investor or otherwise);

(ii)   neither the Company nor any of its subsidiaries has engaged in any dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country, since April 24, 2019, nor does the Company or any of its subsidiaries have any plans to engage in dealings or transactions with or for the benefit of a Sanctioned Person, or with or in a Sanctioned Country;

(jj)   neither the Company nor any of its subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of its subsidiaries, is a person that is, or is 50% or more owned or otherwise controlled by a person that is: (i) the subject of any Sanctions; or (ii) located, organized or resident in a country or territory that is, or whose government is, the subject of Sanctions that broadly prohibit dealings with that country or territory (currently, the Crimea region, the so-called Donetsk People's Republic, the so-called Luhansk People's Republic, the non-government controlled areas of the Kherson and Zaporizhzhia regions of Ukraine, Cuba, Iran, North Korea, and Syria);

(kk)   the subsidiaries listed on Schedule A attached hereto are the entities in which the Company holds an equity interest (referred to elsewhere herein as the Company's "**subsidiaries**").

(ll)   Material Property.

(i)   Except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereof), the Donlin Gold project in Alaska (the "**Material Property**"), as described in the Registration Statement, the Preliminary Prospectus and the Final Prospectus, is the only mineral project on properties that are material to the Company in which the Company or its subsidiaries have an interest.

(ii)   The Company, directly or through its subsidiaries, holds an interest in fee or freehold title, mining leases, mining concessions, mining claims, exploration permits, prospecting permits, participant interests, conventional property agreements, or proprietary interests or rights, or other similar contractual rights recognized in the jurisdiction in which the Material Property is located, in respect of the ore bodies and minerals located on the Material Property in which the Company (through the applicable subsidiary) has an interest under valid, subsisting and enforceable title documents or other recognized and enforceable agreements, instruments, contracts, arrangements or understandings, sufficient to permit the Company (through the applicable subsidiary) to carry on its business as currently conducted, including the exploration for the minerals relating thereto, and all such material documents, agreements, instruments, contracts, arrangements or understandings in connection with the Material Property ("**Material Property Agreements**") are valid and subsisting and enforceable in accordance with their terms, in each case except the failure to be so would not reasonably be expected to have a Material Adverse Effect.

(iii)   All concessions, leases, property agreements and contracts, claims and permits relating to the Material Property in which the Company (through the applicable subsidiary) has an interest or right have been validly granted, located, approved, executed and/or recorded or filed in accordance with all applicable laws and are valid, subsisting and enforceable in all respects, in each case except where the failure to be so would not be reasonably expected to have a Material Adverse Effect.

(iv)   Except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereof), the Company (through the applicable subsidiary) has, or reasonably anticipates receiving in due course, all necessary surface rights, access rights and other necessary rights and interests relating to the Material Property in which the Company (through the applicable subsidiary) has an interest granting the Company (through the applicable subsidiary) the right and ability to carry on its business as currently conducted or planned, including the exploration and mining for minerals, ore and metals as are appropriate in view of the rights and interest therein of the Company or the applicable subsidiary, with only such exceptions as do not materially interfere with the current use made by the Company or the applicable subsidiary of the rights or interest so held, each of the proprietary interests or rights is owned by the Company and each of the Material Property Agreements is currently in full force and effect in the name of the Company or the applicable subsidiary, in each case except where such failure would not reasonably be expected to have a Material Adverse Effect.

(v)   Except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereof), the Company and the subsidiaries possess all the permits, certificates, and approvals (collectively, the "**Permits**") which are necessary to conduct their respective businesses as presently conducted or planned and except for those Permits the failure of which to possess would not reasonably be expected to have a Material Adverse Effect.

(vi)   All assessments or other work required to have been performed to date in relation to the material mining claims and mining rights of the Company and the applicable subsidiary in order to maintain their respective interests therein, if any, have been performed to date and, except as described in or contemplated by the Disclosure Package and the Final Prospectus (exclusive of any amendment or supplement thereof), the Company and the applicable subsidiary have complied in all respects with all applicable laws in this regard as well as with legal and contractual obligations to third parties in this regard except in respect of mining claims and mining rights that the Company and the applicable subsidiary intend to abandon or relinquish and except for any non-compliance which would not either individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

(mm)   S-K 1300 Technical Report Summary on the Donlin Gold Project, Alaska, USA, dated November 30, 2021 (the "**Report**") is the only applicable technical report relating to the Material Property as of the date of this Subscription Agreement. The Report was at the time of filing compliant, in all material respects, with the requirements of the provisions of *Subpart 229.1300 of Regulation S-K – Disclosure by Registrants Engaged in Mining Operations* ("**S-K 1300**"). All scientific and technical information disclosed in the Registration Statement, the Preliminary Prospectus and the Final Prospectus: (i) is based upon information prepared by or under the supervision of, or approved by, a "qualified person" (as such term is defined in S-K 1300) and (ii) was true, complete and accurate in all material respects at the time of filing. The Company made available to the respective authors thereof prior to the issuance of the Report, for the purpose of preparing the Report, all information requested, and no such information contained any misrepresentation as at the time the relevant information was made available. The Report, as of its respective date, accurately and completely set forth all material facts relating to the Material Property, and as of the date hereof and the date of the Final Prospectus, there is no new material scientific or technical information concerning any of the Material Property not included in the Report. With respect to information set forth in the Registration Statement and the Final Prospectus: (i) information relating to the Company's estimates of mineral reserves and mineral resources as at the date they were prepared has been reviewed and verified by the Company or independent consultants to the Company as being consistent with the Company's mineral reserve and mineral resource estimates as at the date they were prepared; (ii) the mineral reserve and mineral resource estimate have been prepared in accordance with S-K 1300 by or under the supervision of a "qualified person" as defined in S-K 1300; and (iii) the methods used in estimating the Company's mineral reserves and mineral resources are in accordance with accepted mineral reserve and mineral resource estimation practices;

(nn)   the Company and its subsidiaries own, possess, license or have other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know-how and other intellectual property (collectively, the "**Intellectual Property**") necessary for the conduct of the Company's business as now conducted or as proposed in the Disclosure Package and Final Prospectus to be conducted, except where the failure to so own, possess or license would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as set forth in the Disclosure Package and the Final Prospectus:

(i)   to the knowledge of the Company, there are no rights of third parties to any such Intellectual Property;

(ii)   to the knowledge of the Company, there is no material infringement by third parties of any such Intellectual Property;

(iii)   there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the Company's rights in or to any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim;

(iv)   there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others challenging the validity or scope of any such Intellectual Property, and the Company is unaware of any facts which would form a reasonable basis for any such claim;

(v)   there is no pending or, to the knowledge of the Company, threatened action, suit, proceeding or claim by others that the Company infringes or otherwise violates any patent, trademark, copyright, trade secret or other proprietary rights of others, and the Company is unaware of any other fact which would form a reasonable basis for any such claim;

(vi)   there is no U.S. patent or published U.S. patent application which contains claims that dominate or may dominate any Intellectual Property described in the Disclosure Package and the Final Prospectus as being owned by or licensed to the Company or that interferes with the issued or pending claims of any such Intellectual Property;

(vii)   there is no prior art of which the Company is aware that may render any U.S. patent held by the Company invalid or any U.S. patent application held by the Company un-patentable which has not been disclosed to the U.S. Patent and Trademark Office; and

(oo)   neither the Company nor any of its subsidiaries nor any of its or their properties or assets has any immunity from the jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution or otherwise) under the laws of British Columbia.

7.2   The Company shall perform and carry out all of the acts and things to be completed by it as provided in this Subscription Agreement.

7.3 The Company acknowledges and agrees with the Purchaser (which acknowledgements and agreements shall survive the Closing) that the representations, warranties, covenants and acknowledgements of the Company contained in this Subscription Agreement, and in any appendices or other documents or materials executed and delivered by the Company hereunder, are made by the Company with the intent that they may be relied upon by the Purchaser and its professional advisors. The Company further agrees that by this issuance the Company shall be representing and warranting that the foregoing representations and warranties are true as at the Closing with the same force and effect as if they had been made by the Company at the Closing and that they shall survive the purchase by the Purchaser of the Purchased Shares and shall continue in full force and effect for a period of two years following the Closing. The Company undertakes to promptly notify the Purchaser of any change in any statement or other information relating to the Company set forth herein that takes place prior to the Closing.

8. Other Covenants of the Company

8.1 The net proceeds from the Private Placement and the Public Offering shall be used for the purposes of funding the Subsidiary Closing Obligation (as defined in the Backstop Agreement), with remaining net proceeds, if any, for general corporate purposes including updating the feasibility study.

8.2 The Company shall promptly apply for, and use its best efforts to expeditiously obtain, approval of the Exchanges for the issuance of the Purchased Shares to be issued hereunder and shall take all required action to satisfy the conditions set out in the conditional approval of the Exchanges.

8.3 The Company shall, within ten days of the Closing, file with the applicable regulators any reports required to be filed under applicable Canadian Securities Laws (defined in the Backstop Agreement as all reports, statements, schedules or prospectuses or registration statements filed or required to be filed by the Company on SEDAR+ under applicable securities laws of each of the provinces of Canada and the respective rules and regulations under such laws together with applicable published national, multilateral and local policy statements, instruments, notices, blanket orders and rulings of the securities regulatory authorities in each of the Provinces of Canada and the rules and policies of the TSX), including BC Instrument 72-503 – *Distributions of Securities Outside British Columbia*, as applicable, in connection with this Subscription Agreement and the transactions contemplated by this Subscription Agreement in the required form, and will provide the Purchaser's legal counsel with copies of such reports promptly following filing thereof.

9. General

9.1 All references herein to monetary amounts are to lawful money of the United States.

9.2 The headings contained herein are for convenience only and shall not affect the meaning or interpretation hereof.

9.3 Neither this Subscription Agreement, nor any of the rights or obligations under this Subscription Agreement, may be assigned or transferred, in whole or in part, by either the Purchaser or the Company without the prior written consent of the other party, which consent may not be unreasonably withheld. Any assignment or transfer in violation of this Section 9.3 shall be null and void.

9.4 Each of the parties hereto upon the request of the other parties hereto, whether before or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged and delivered all such further acts, deeds, documents, assignments, transfers, conveyances, powers of attorney and assurances as reasonably may be necessary or desirable to complete, better evidence, or perfect the transactions contemplated herein.

10.   Method of Payment

Payment for the Purchased Shares subscribed for (the "**Subscription Amount**") must be made by wire transfer (which subscription amount shall include any wire transfer fees payable) to the Company, at the following account:

Beneficiary

Beneficiary:	NOVAGOLD RESOURCES, INC.
Beneficiary Address:	400 BURRARD STREET, SUITE 1860
	VANCOUVER, BC V6C3A6
Account No.	[intentionally omitted]
Transit No.	[intentionally omitted]
Reference:	May 2025 PP

Destination Bank

Beneficiary Bank:	ROYAL BANK OF CANADA
Bank Address:	TORONTO, ON, CANADA
Swiftcode:	[intentionally omitted]
Institution:	[intentionally omitted]
Branch Address:	Royal Bank of Canada
	1025 West Georgia Street
	Vancouver, BC V6E 3N9

Intermediary Bank

Intermediary Bank:	JP Morgan Chase Bank
Bank Address:	New York, NY
ABA No:	[intentionally omitted]
Swiftcode:	[intentionally omitted]

11.   Other Covenants.

11.1   The Company shall promptly fulfill all necessary requirements and take all necessary action required to be taken by the Company to permit the issuance and delivery by the Company of the Purchased Shares to be issued hereunder to the Purchaser pursuant to an exemption from the prospectus requirements of applicable securities laws.

11.2   The Company shall promptly apply for, and use its best efforts to expeditiously obtain, approval of the TSX and the NYSE American for the issuance of the Purchased Shares to be issued hereunder and will use all commercially reasonable efforts to satisfy the conditions set out in the conditional approval of the TSX and the NYSE American for the listing of the Purchased Shares, and in any event within the time period prescribed by the TSX and the NYSE American, as applicable.

11.3   The Company shall provide the Purchaser with reasonable access during normal business hours and upon reasonable advance notice to senior management and employees of the Company and its affiliates, and (ii) such other information or reports reasonably requested by the Purchaser and are reasonably available to, or producible by, the Company or any of its affiliates in the ordinary course of business, in the case of each of (i) and (ii), where such access, information or reports are reasonably required by the Purchaser in order to comply with its and its affiliates accounting and any public company disclosure obligations.

12.   Governing Law; Submission to Jurisdiction

12.1   This Subscription Agreement and all disputes and proceedings between or among the parties to this Subscription Agreement shall be construed, interpreted and enforced in accordance with, and the respective rights and obligations of the parties shall be governed by, the Laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule, whether of the State of New York or any other jurisdiction, that would cause the application of the laws of any jurisdiction other than the State of New York.

12.2   The parties to this Subscription Agreement irrevocably and unconditionally agree that under Section 5-1402 of the New York General Obligations Law and otherwise, with respect to all disputes, actions and proceedings arising out of or relating to this Subscription Agreement and the transactions contemplated herein, and all disputes, actions and proceedings between and among the parties, each party (i) submits to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York, and all such disputes, actions and proceedings shall be adjudicated in the foregoing courts, (ii) waives any objection that the party might otherwise be entitled to assert to the jurisdiction of such courts, including defenses based upon lack of personal jurisdiction, and (iii) agrees not to assert that such courts are not a proper or convenient forum for the determination of any such action or proceeding.

13.   Expenses

Within ten (10) Business Days after the later of (a) the receipt of a summary invoice therefor or the Closing Date, the Company shall pay the reasonable fees and expenses of the legal counsel for the Purchaser relating to this Subscription Agreement and the issuance of the Purchased Shares pursuant to this Subscription Agreement. The Company shall be responsible for the fees of its transfer agent, stamp taxes, DTC fees and CDS & Co. fees, if any, associated with the issuance of the Purchased Shares. For the purposes of this Subscription Agreement, "Business Day" means any day other than a Saturday, Sunday or any other day on which commercial banks are required or authorized to close in the State of New York or the Province of British Columbia.

14.   Severability

If any provision of this Subscription Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other provisions of this Subscription Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in a manner materially adverse to a party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Subscription Agreement so as to effect the original intent of the parties, provided that in the event the parties are unable to reach an agreement, then the adversely affected party, in its sole discretion, may elect for this Subscription Agreement to be deemed null and void ab initio, with the parties to be restored to their original positions and the Company immediately disgorging and returning to the Purchaser's account as specified by the Purchaser, as applicable, the aggregate purchase price paid by the Purchaser for the Purchased Shares and the Purchaser returning to the Company the Purchased Shares.

15. Termination

This Subscription Agreement shall terminate and be void and of no further force and effect, and all obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of (a) the mutual written agreement of the Company and the Purchaser, (b) if, on the Closing Date, any of the conditions of Closing set forth in this Subscription Agreement have not been satisfied as of the time required hereunder to be so satisfied or waived by the party entitled to grant such waiver, or are not capable of being satisfied and, as a result thereof, the transactions contemplated by this Subscription Agreement will not be and are not consummated, or (c) if the Closing has not occurred on or before May 14, 2025.

16. Notices

16.1   Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by email or similar means of recorded electronic communication, or sent by registered mail, charges prepaid, addressed as follows:

if to Company:

> NovaGold Resources Inc.
> 201 South Main Street, Suite 400
> Salt Lake City, Utah 84111
>
> Attention: Ben Machlis; Tricia Pannier
> Email: [intentionally omitted]
>
> With a copy (which shall not constitute notice) to:
>
> Dorsey & Whitney LLP
> 701 Fifth Avenue
> Seattle, Washington 98104
>
> Attention: Kimberley R. Anderson
> Email: [intentionally omitted]

if to Purchaser:

> The Electrum Group LLC
> 600 Fifth Ave., 24th Floor
> New York, New York 10020
>
> Attention: Andrew M. Shapiro, General Counsel
> [intentionally omitted]
>
> Email: [intentionally omitted]
>
> With a copy (which shall not constitute notice) to:
>
> Baker Botts L.L.P.
> 30 Rockefeller Plaza
> New York, New York 10112-4498
>
> Attention: Jonathan Gordon

Email: [intentionally omitted]

16.2   Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day or if delivery or transmission is made on a Business Day after 5:00 p.m. at the place of receipt, then on the next following Business Day) or, if mailed, on the third (3rd) Business Day following the date of mailing; provided, however, that if, at the time of mailing or within three (3) Business Days thereafter, there is or occurs a labor dispute or other event which might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as aforesaid.

16.3   Any party to this Subscription Agreement may at any time change its address for service from time to time by giving notice to the other party in accordance with this Section 16.

17.   Amendment and Waivers

No amendment or waiver of any provision of this Subscription Agreement shall be binding unless consented to in writing by the parties hereto. No waiver of any provision of this Subscription Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Subscription Agreement constitute a continuing waiver unless otherwise expressly provided.

18.   No Third Party Beneficiaries

This Subscription Agreement constitutes an agreement solely among the parties to this Subscription Agreement, and, except as otherwise provided herein, is not intended to and will not confer any rights, remedies, obligations or liabilities, legal or equitable, including any right of employment, on any person other than the parties hereto and their respective successors or permitted assigns, or otherwise constitute any person a third party beneficiary under or by reason of this Subscription Agreement.

19.   No Recourse

Notwithstanding anything that may be expressed or implied in this Subscription Agreement or any document or instrument delivered in connection herewith, by its acceptance of the benefits of this Subscription Agreement, the Company, on behalf of itself, its affiliates, and any person claiming by, through or on behalf of any of them, acknowledges and agrees that no person or entity other than the Purchaser has any liability, obligation, or commitment of any nature, known or unknown, whether due or to become due, absolute, contingent, or otherwise, hereunder, arising out of, by reason of, in respect of, in connection with, or related in any manner to this Subscription Agreement, the negotiation, execution or performance or breach (whether willful, intentional, unintentional or otherwise) of this Subscription Agreement, including, without limitation, any representation or warranty made or alleged to be made in, in connection with, or an as inducement to, this Subscription Agreement or the transactions contemplated hereby and that no recourse, remedy, or right of recovery or contribution shall be had hereunder or under any document or instrument delivered in connection herewith, or for any claim based on, in respect of, or by reason of, such obligations or their creation, the transactions contemplated hereby or in respect of any oral representations made or alleged to be made in connection herewith, against, and no personal liability shall attach to, any former, current, and future equity holders (direct or indirect), controlling persons, directors, officers, employees, agents, affiliates, representatives, attorneys, incorporators, financial advisors or lenders, members, managers, general or limited partners, or assignees of the Purchaser, or any affiliate of the Purchaser, or any affiliate of such affiliate (together with their respective successors, assigns, heirs, executors or administrators, collectively, but not including the Purchaser, each a "**Non-Recourse Party**"), whether at law or in equity and whether based on contract, tort, statute, strict liability, or otherwise, and whether by direct claim or through attempted piercing of the corporate, limited liability company, or partnership veil, or via the alter ego doctrine, by the enforcement of any assessment, judgment, fine, or penalty or by any legal or equitable proceeding, by virtue of any statute, regulation, or applicable law, or otherwise. Recourse against the Purchaser pursuant to this Subscription Agreement shall be the sole and exclusive remedy of Company and all of its affiliates against the Purchaser and the Non-Recourse Parties in respect of any liabilities or obligations arising under, or in connection with, this Subscription Agreement. Without limiting the generality of the foregoing, to the maximum extent explicitly permitted or otherwise conceivable under applicable law, (i) the Company hereby waives, releases and disclaims any and all claims against each Non-Recourse Party, including, without limitation, any claims to avoid or disregard the entity form of the Purchaser or otherwise seek to impose any liability arising out of, relating to or in connection with such a claim on any Non-Recourse Party, whether a claim granted by statute or based on theories of equity, agency, control, instrumentality, alter ego, domination, sham, single business enterprise, piercing the veil, unfairness, undercapitalization, or otherwise, and (ii) the Company disclaims any reliance upon any Non-Recourse Party with respect to the performance of this Subscription Agreement or any representation or warranty made in, in connection with, or as an inducement to this Subscription Agreement. This Section 19 shall survive any termination of this Subscription Agreement.

20.   Execution

This Subscription Agreement may be executed in any number of counterparts and may be executed and delivered electronically, all of which when taken together shall be deemed to be one and the same document.